                                                                                                                          Exhibit 12
                                        Ratio of Earnings to Fixed Charges
                                            American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented.

                                  Period from
                                 July 17, 1995                                                                           Six
                                (Incorporation)                                                                         Months
Computation of                  to December 31,                                                                         Ended
Earnings:                             1995                            Year ended December 31,                          June 30,
------------------------        -----------------            ------------------------------------------            -----------------

                                                       1996            1997           1998           1999                2000

Loss Before Income
     Taxes and
     Extraordinary Losses           $    (184)     $        (434) $       (2,049) $     (42,441) $     (49,141)    $       (126,506)

Add:
Interest Expense..........              -----              -----           3,040         23,229         27,492               71,044
Operating Leases..........                  2                126             633          3,245          6,963                6,324
                                ---------------   --------------   -------------  -------------   ------------          -----------
Earnings as Adjusted.......              (182)              (308)          1,624        (15,967)       (14,686)             (49,138)

Computation of Fixed
Charges:
Interest Expense...........             -----              -----           3,040         23,229         27,492               71,044
Interest Capitalized                    -----              -----             458          1,403          3,379                4,885
Operating Leases...........                 2                126             633          3,245          6,963                6,324
                                ---------------   --------------   -------------  -------------   ------------         ------------

Fixed Charges..............                 2                126           4,131         27,877         37,834               82,253

Ratio of Earnings to Fixed
Charges....................             -----              -----             .39          -----          -----                -----

Deficiency in Earnings
    Required to Cover Fixed
    Charges................         $     184      $         434  $        2,507  $      43,844  $      52,520     $        131,391


(1) Interest expense includes amortization of deferred financing costs for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000. Interest expense also includes redeemable preferred stock dividends in the aggregate amount of $3.1 million for the year ended December 31, 1998.

(2) For purposes of this calculation "earnings" consist of loss before income taxes and extraordinary losses and fixed charges (excluding interest capitalized). "Fixed charges" consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon (30%).

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